ZENTEK LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2023 and 2022

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

ZENTEK LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	As at December 31, 2023 $	As at March 31, 2023 $

ASSETS
Current assets
Cash and cash equivalents [note 12]	5,346,373	10,357,317
Accounts and other receivables - net [note 3]	434,896	569,008
Loan receivable [note 4]	537,953	2,983,642
Inventories [note 5]	2,847,061	2,849,073
Prepaids and deposits [note 5]	487,301	1,193,969
Total current assets	9,653,584	17,953,009

Non-current assets
Property and equipment - net [note 6]	7,935,229	8,335,867
Exploration and evaluation assets [note 7]	7,238,571	7,000,000
Total non-current assets	15,173,800	15,335,867
Total assets	24,827,384	33,288,876

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 8]	1,078,609	1,292,474
Current portion of lease liability [note 9]	145,157	129,264
Current portion of long-term debt [note 10]	371,610	998,080
Total current liabilities	1,595,376	2,419,818

Non-current liabilities
Lease liability [note 9]	373,518	484,856
Long-term debt [note 10]	386,117	-
Total non-current liabilities	759,635	484,856
Total liabilities	2,355,011	2,904,674

SHAREHOLDERS' EQUITY
Share capital [note 11(a)]	86,168,445	85,754,399
Share-based payment reserve [note 11(c)]	10,243,087	10,355,611
Shares to be issued [note 7(a)]	472,500	472,500
Deficit	(74,411,659)	(66,198,308)
Total shareholders' equity	22,472,373	30,384,202
Total shareholders' equity and liabilities	24,827,384	33,288,876

Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 14]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

These consolidated financial statements were authorised for issue by the Board of Directors on February 9, 2024.
Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Ilse Treurnicht"	, Director

ZENTEK LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
(Stated in Canadian Dollars)	2023 $	2022 $	2023 $	2022 $

REVENUE
Sales	12,418	15,200	24,059	48,305
Other income	-	-	-	15,000
	12,418	15,200	24,059	63,305

EXPENSES
Amortisation [note 6]	162,053	140,736	453,112	412,442
Bad debts	-	7,370	-	134,482
Consulting fees	113,665	185,869	430,513	911,817
Directors fees [note 13]	43,750	37,500	110,000	103,125
Insurance	100,947	98,785	296,472	258,826
Investor relations and promotion	61,045	44,078	148,838	234,756
Listing and filing fees	38,621	-	156,961	147,198
Office expenses	37,497	35,260	109,238	123,071
Professional fees	404,803	450,049	1,176,361	1,345,515
Rent	70,900	150,580	286,735	225,770
Research and development	409,977	304,681	1,408,018	1,189,794
Salaries and benefits [note 13]	985,336	834,894	3,005,277	2,587,494
Share-based compensation [notes 11(c) and 13]	388,892	702,173	1,565,476	2,983,882
Supplies and materials	62,514	268,179	200,196	827,101
Travel	34,414	45,590	102,825	156,493
Other expenses [note 17]	62,283	91,799	427,093	332,958
	2,976,697	3,397,543	9,877,115	11,974,724

Loss before the undernoted	(2,964,279)	(3,382,343)	(9,853,056)	(11,911,419)
Interest income	96,793	150,120	345,808	306,072
Interest expense	(26,937)	(27,237)	(80,695)	(98,370)
Loss on disposal of equipment	-	-	(149,342)	-
Other income	9,579	-	47,937	-
Income tax credit recoverable	99,784	-	99,784	-
Government grants [note 16]	100,000	20,558	343,213	20,558
Total other income	279,219	143,441	606,705	228,260

Net loss and comprehensive loss for the period	(2,685,060)	(3,238,902)	(9,246,351)	(11,683,159)

Basic and diluted net loss per share [note 15]	(0.03)	(0.03)	(0.09)	(0.12)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ZENTEK LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Warrants $	Share-Based Payment Reserve $	Shares to be Issued $	Deficit $	Total Shareholders' Equity $

Balance as at March 31, 2022	99,248,058	85,494,266	-	7,761,541	472,500	(52,179,246)	41,549,061
Stock options exercised [note 11(a)]	285,924	260,133	-	(214,133)	-	-	46,000
Stock options expired [note 11(c)]	-	-	-	(161,804)	-	161,804	-
Recognition of share-based compensation [note 11(c)]	-	-	-	2,962,882	-	-	2,962,882
Net loss and comprehensive loss for the period	-	-	-	-	-	(11,683,159)	(11,683,159)
Balance as at December 31, 2022	99,533,982	85,754,399	-	10,348,486	472,500	(63,700,601)	32,874,784

Balance as at March 31, 2023	99,533,982	85,754,399	-	10,355,611	472,500	(66,198,308)	30,384,202
Stock options exercised [note 11(a)]	1,527,696	758,000	-	(645,000)	-	-	113,000
Stock options expired [note 11(c)]	-	-	-	(1,033,000)	-	1,033,000	-
Shares purchased for cancellation [note 11(a)]	(205,100)	(346,353)	-	-	-	-	(346,353)
Shares issued	2,999	2,399	-	-	-	-	2,399
Recognition of share-based compensation [note 11(c)]	-	-	-	1,565,476	-	-	1,565,476
Net loss and comprehensive loss for the period	-	-	-	-	-	(9,246,351)	(9,246,351)
Balance as at December 31, 2023	100,859,577	86,168,445	-	10,243,087	472,500	(74,411,659)	22,472,373

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ZENTEK LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended December 31, 2023	Nine Months Ended December 31, 2022
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(9,246,351)	(11,683,159)
Items not affecting cash
Amortisation [note 6]	453,112	412,442
Loan receivable accrued interest	(20,342)	-
Loss on disposal of equipment	149,342	-
Share-based compensation [note 11(c)]	1,565,476	2,962,882
Net change in non-cash working capital balances [note 12]	736,590	(1,680,607)
Cash flows used in operating activities	(6,362,173)	(9,988,442)

INVESTING ACTIVITIES
Loan receivable advanced	(33,969)	(25,000)
Loan receivable repayment	2,500,000	-
Mineral exploration and evaluation expenditures capitalised	(238,571)	-
Purchase of property and equipment [notes 6 and 12]	(307,080)	(1,992,704)
Cash flows from (used in) investing activities	1,920,380	(2,017,704)

FINANCING ACTIVITIES
Payments on lease liability [note 9]	(95,445)	(109,061)
Payments on long-term debt [note 10]	(240,353)	(708,767)
Proceeds from stock options exercised [note 11(a)]	113,000	46,000
Shares purchased for cancellation [note 11(a)]	(346,353)	-
Cash flows used in financing activities	(569,151)	(771,828)

Change in cash and cash equivalents during the period	(5,010,944)	(12,777,974)
Cash and cash equivalents, beginning of period	10,357,317	26,675,000
Cash and cash equivalents, end of period	5,346,373	13,897,026

Supplementary disclosures - see note 12

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and Albany graphite. The address of the Company's executive office is 24 Corporate Court, Guelph, Ontario, N1G 5G5, Canada.

On June 12, 2023, the Company incorporated a wholly-owned subsidiary named Triera Biosciences Ltd. that owns the exclusive, global licensing rights for all aptamer-based technology from the collaboration with McMaster University. The Company and McMaster University entered into a standard license agreement dated June 11, 2021 pursuant to which McMaster agreed to license certain intellectual property. All rights and obligations under this licensing agreement were assigned to this subsidiary subsequent to incorporation.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

These unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended December 31, 2023 were approved and authorised for issue by the Board of Directors on February 9, 2024.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future.

As at December 31, 2023, the Company had not yet achieved profitable operations and had an accumulated deficit of $74,411,659 and expects to incur further losses in the development of its business. These events or conditions indicate that a material uncertainty exists that cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2023 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2023.

b) Future changes in accounting standards

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company's consolidated financial statements upon adoption.

c) Significant judgments

In preparing the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023, the Company applied the critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2023.

3. ACCOUNTS AND OTHER RECEIVABLES

	December 31, 2023 $	March 31, 2023 $

Trade receivables	48,403	106,458
Government grants receivable	40,000	151,440
HST recoverable	175,247	172,496
Accrued interest receivable on guaranteed investment certificates	64,210	238,614
Ontario income tax credit recoverable	107,036	-
Less: valuation allowance on trade receivables	-	(100,000)
Total accounts and other receivables	434,896	569,008

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

4. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan was originally secured by mortgages against two properties held by the borrower. The original maturity date was July 1, 2022 and an amended and restated promissory note was completed in 2023 with a revised maturity date of September 29, 2023. As a result of the sale of one property held as security in June 2023, a partial payment of $2,500,000 was applied against the loan receivable. The security against this property was released accordingly. Subsequent to September 30, 2023, an amended and restated promissory note for the remaining balance was completed with a new maturity date of March 29, 2024. The Company performed an analysis of collectivity and based on the collateral against the loan, determined that no provision was required. A continuity of the loan principal and interest balances is presented below:

	December 31, 2023 $	March 31, 2023 $

Loan balance, beginning of period	2,983,642	2,950,000
Loans advanced	33,969	33,642
Principal payments received	(2,500,000)	-
Interest earned	65,342	180,000
Interest payments received	(45,000)	(180,000)
Loan balance, end of period	537,953	2,983,642

5. INVENTORIES

	December 31,	March 31,
	2023	2023
	$	$

Raw materials	2,518,267	2,418,530
Finished goods	328,794	430,543
Total inventories	2,847,061	2,849,073

The cost of inventories recognized as an expense and included in supplies and materials amounted to $25,653 (March 31, 2023: $50,067).

Included in prepaids and deposits are $nil (March 31, 2023: $114,725) of prepayments made for inventory to be delivered subsequent to period end. A continuity of prepaid inventory is presented below:

	December 31,	March 31,
	2023	2023
	$	$

Prepaid inventory, beginning of period	114,725	855,415
Prepayments made during the period	-	-
Inventory received	(114,725)	(740,690)
Prepaid inventory, end of period	-	114,725

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

6. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the nine-month period ended December 31, 2023.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2023	7,720,661	615,206	8,335,867
Less: amortisation	(332,653)	(120,459)	(453,112)
Less: disposals	(149,342)	-	(149,342)
Plus: purchases	201,816	-	201,816
Property and equipment as at December 31, 2023	7,440,482	494,747	7,935,229

The following is a reconciliation of changes in the balances of property and equipment for the year ended March 31, 2023.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2022	5,732,373	293,048	6,025,421
Less: amortisation	(380,286)	(159,407)	(539,693)
Less: disposals	(9,624)	-	(9,624)
Plus: purchases	2,378,198	481,565	2,859,763
Property and equipment as at March 31, 2023	7,720,661	615,206	8,335,867

The Company's property and equipment includes an asset under construction in the amount of $52,709 (March 31, 2023: $1,946,048) related to costs incurred for a production line at the silver-graphene oxide pilot plant. No amortisation has been recorded on this asset as it is not yet available for use.

The Company's right-of-use asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

7. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

7. EXPLORATION AND EVALUATION PROPERTY (continued)

Albany Property

$
Balance at March 31, 2022	7,000,000
Expenditures	-
Impairment	-
Balance at December 31, 2022	7,000,000

Balance at March 31, 2023	7,000,000
Expenditures	238,571
Impairment	-
Balance at December 31, 2023	7,238,571

On September 30, 2021, as a result of the Company's change in business from a mining issuer to an industrial, technology, life sciences issuer, the Company conducted an impairment test and determined the recoverable amount of the exploration and evaluation property to be $7,000,000. Accordingly, the Company recognised an impairment charge on the exploration and evaluation property to reduce the carrying value to $7,000,000.

In February 2023, a new subsidiary corporation, Albany Graphite Corp. ("Albany"), was incorporated for the purpose of holding the Albany Property. On February 13, 2023, a non-binding letter of intent was signed pursuant to which the Company and Albany agreed to negotiate a transaction involving the transfer of the Albany Property. On May 23, 2023, pursuant to the terms of the property purchase agreement dated April 24, 2023, the Company transferred to Albany the ownership of the Albany Project. As consideration for the transfer of the Albany Property, the Company received 59,999,900 common shares of Albany.

On November 21, 2023, the Company announced that due to the deterioration of the public market for battery metals and graphite, management of the Company determined to await improved market conditions before proceeding with the Albany financing and Albany's listing on a recognized Canadian stock exchange. Any and all funds that were received from prospective investors that were held in trust pending closing of the Albany financing were returned to such prospective investors. This, however, does not mean that management will be abandoning the mineral claims and continues to work towards developing the claims into an active mine including discussions with the First Nation reserve and other private equity groups in raising sufficient capital to move the project forward.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2023 $	March 31, 2023 $

Trade payables	636,462	911,477
Accrued liabilities	442,147	380,997
Total accounts payable and accrued liabilities	1,078,609	1,292,474

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

9. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three-year period to be paid in monthly instalments of $17,120 plus HST. In July 2023, the Company acted upon the renewal option for an additional 36 months, extending the lease from terminating on January 31, 2024 to January 31, 2027. As a result, the right-of-use asset and lease liability values were adjusted to reflect the impacts of the extension.

The lease liability relates to the above noted agreement. The lease liability as at December 31, 2023 and March 31, 2023 is as follows:

	December 31, 2023 $	March 31, 2023 $
Lease liability	518,675	614,120
Less: current portion	(145,157)	(129,264)
Long-term portion	373,518	484,856

Interest expense recognised on the lease liability for the three and nine month periods ended December 31, 2023 was $17,476 and $49,005 respectively (2022: $9,896 and $35,389).

10. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement. On April 1, 2023, the repayment terms were renegotiated to extend the amortisation period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum. On October 1, 2023, the repayment terms were amended with payments moving to interest only for the next six months ending March 1, 2024. As a result, the loan repayment was further extended by four months with a new maturity date of October 1, 2025. The Company does not consider this extension to be a substantial modification to the vendor-take-back agreement.

	December 31,	March 31,
	2023	2023
	$	$

First mortgage payable in monthly installments of $43,764 including interest at 5% per annum, due October 1, 2025, with land and building, having a net book value of $1,921,175 (March 31, 2023: $2,012,414), pledged as collateral.	757,727	998,080
Less current portion	(371,610)	(998,080)
Total long-term debt	386,117	-

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

11. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the nine months ended December 31, 2023, the Company issued 1,527,696 common shares in connection with the exercise of 2,000,000 options (2022: 285,924 common shares on exercise of 348,333 options). The carrying value of the options, being $645,000 (2022: $119,016), was removed from share-based payment reserve and added to share capital. Of the 2,000,000 (2022: 348,333) options exercised, 1,900,000 (2022: 233,333) were exercised using a "cashless" exercise method whereby 472,304 (2022: 62,409) fewer shares were issued than exercised as compensation for the $958,000 (2022: $153,666) that would have otherwise been received by the Company upon exercise.

During the nine months ended December 31, 2023, the Company also purchased, and subsequently cancelled, 205,100 (2022: nil) of its own common shares at a cost of $346,353 (2022: nil).

(b) Share Purchase Warrants

The Company had no share purchase warrants outstanding as of December 31, 2023 and March 31, 2023.

(c) Stock Options and Share-Based Payment Reserve

During the nine months ended December 31, 2023, the Company issued 1,250,000 stock options to a number of employees and directors at exercise prices ranging from $1.75 to $2.24. The grant date fair value of these stock options was $1,545,175. The vesting period for the stock options issued was as follows: 416,667 at the date of issuance; 350,000 after 6 months from the date of issuance; 416,667 after 12 months from the date of issuance; and 66,667 after 24 months from the date of issuance.

In addition, during the nine months ended December 31, 2023, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 175,000 stock options to a number of directors and officers at an exercise price of $5.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation has been recorded in relation to these options. The vesting period for the stock options issued was as follows: 58,333 at the date of issuance; 58,333 after 6 months from the date of issuance; and 58,333 after 12 months from the date of issuance. In February 2024, the Company repriced the Triera stock options, reducing the exercise price from $5.00 per share to $1.00 per share. All other terms and conditions of these options remained unchanged.

During the nine months ended December 31, 2022, the Company issued 600,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.93 to $2.59. The grant date fair value of these stock options was $913,000. The vesting period for the stock options issued was as follows: 200,000 at the date of issuance; 83,333 after 6 months from the date of issuance; 200,000 after 12 months from the date of issuance; and 116,667 after 24 months from the date of issuance.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the nine months ended December 31 is presented below:

	Triera		The Company
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Expected dividend yield	0%	N/A	0%	0%
Expected volatility	98% to 120%	N/A	70% to 90%	88% to 95%
Expected forfeiture rate	0%		N/A	5%
Risk-free interest rate	3.90%	N/A	3.6% to 4.5%	2.5% to 3.9%
Expected life	3 to 5 years	N/A	3 to 5 years	3 to 5 years

The Company's computation of expected volatility for the nine months ended December 31, 2023 and 2022 is based on the Company's market close price over a prior period equal to the expected life of the options.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$	$	$	$

Share-based compensation expense	388,892	702,173	1,565,476	2,983,882

Stock option and share-based payment activity for the periods ended December 31, 2023 and March 31, 2023 are summarised as follows:

	Nine months ended		Year ended
	December 31, 2023		March 31, 2023
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	8,673,334	2.03	8,692,334	2.01
Granted	1,425,000	2.39	600,000	2.36
Exercised	(2,000,000)	0.54	(348,333)	0.58
Expired	(700,000)	2.55	(270,667)	3.87
Balance, end of period	7,398,334	2.45	8,673,334	2.03

At December 31, 2023, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Dec 31,	Contractual	Price	as at Dec 31,	Price
CAD$	2023	Life (years)	CAD$	2023	CAD$
$0.40 - $1.00	2,333,334	1.04	$0.48	2,333,334	$0.48
$1.01 - $4.00	3,075,000	2.76	$2.62	2,341,667	$2.81
$4.01 - $5.67	1,990,000	2.42	$4.52	1,816,666	$4.49
Totals	7,398,334	2.13	$2.45	6,491,667	$2.44

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

12. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	December 31,	December 31,
	2023	2022
	$	$

Accounts and other receivables	134,112	323,449
Inventories	2,012	(2,178,993)
Prepaids and deposits	706,668	18,598
Accounts payable and accrued liabilities	(106,202)	156,339
Total change in non-cash working capital balances	736,590	(1,680,607)

Supplementary disclosures:

Change in accounts payable relating to property and equipment	$105,264	$314,844

Cash and cash equivalents are comprised of:	December 31,	March 31,
	2023	2023
	$	$

Cash in bank	346,373	157,317
Cashable guaranteed investment certificate, variable rate, maturing April 2024	5,000,000	10,000,000
Cashable guaranteed investment certificate, variable rate, redeemed December 2023	-	200,000
Total cash and cash equivalents	5,346,373	10,357,317

The guaranteed investment certificate of $200,000 was held as collateral by the Company's primary financial institution against corporate credit cards and was no longer required and therefore was redeemed on December 22, 2023.

During the nine months ended December 31, 2023, 1,900,000 (2022: 233,333) stock options were exercised using a "cashless" exercise method whereby 472,304 (2022: 62,409) fewer shares were issued than options exercised as compensation for the $958,000 (2022: $153,666) in cash that would have otherwise been received by the Company upon exercise.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

13. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the three and nine months ended December 31, 2023 and 2022 were as follows:

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$	$	$	$

Directors fees	43,750	37,500	110,000	103,125
Salaries and benefits	396,250	276,250	948,750	798,750
Share-based compensation	257,819	304,817	1,103,143	1,570,996
Total remuneration of key management personnel	697,819	618,567	2,161,893	2,472,871

14. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

15. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three and nine months ended December 31, 2023 is 100,893,619 and 100,393,740 respectively (2022: 99,404,284 and 89,863,546). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the three and nine months ended December 31, 2023 and December 31, 2022, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

16. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities. The Company was successful in securing funding with the National Research Council for the Industrial Research Assistance Program for an HVAC project which included funding to offset both labour and third-party testing costs. The Company has also secured funding for ZENArmor Pigment Synthesis, Substrate Preparation and Coating from Public Works and Government Services Canada. Lastly, the Company has secured funding from DAIR Green Fund for passive icephobic coating testing.

Government grants received or receivable during the three and nine months ended December 31, 2023 and 2022 were as

	Three months Ended December 31, 2023	Three months Ended December 31, 2022	Nine months Ended December 31, 2023	Nine months Ended December 31, 2022
	$	$	$	$

National Research Council	40,000	-	86,322	-
Public Works and Government Services Canada	60,000	-	199,391	-
DAIR Green Fund	-	-	57,500	-
Innovation, Science and Economic Development Canada	-	20,558	-	20,558
Total government grants received	100,000	20,558	343,213	20,558

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022

17. OTHER EXPENSES

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2023 $	2022 $	2023 $	2022 $

Automotive	5,322	8,946	17,225	23,971
Bank fees	952	953	2,975	2,784
Dues and subscriptions	11,188	3,578	31,151	51,071
Freight and delivery	6,409	8,181	171,917	47,448
Meals and entertainment	14,434	11,983	43,847	42,087
Other expenses	1,951	12,689	36,385	46,649
Property taxes	7,821	-	23,572	23,630
Repairs and maintenance	1,784	24,657	71,842	58,367
Telephone	5,336	6,755	16,739	14,010
Utilities	7,086	14,057	11,440	22,941
Total other expenses	62,283	91,799	427,093	332,958